Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES EMPLOYMENT OF THE M/T MILTIADIS M II TO CAPITAL MARITIME & TRADING CORP., OF THE M/T AMORE MIO II TO BP SINGAPORE PTE LTD AND THE SALE OF THE M/T ATTIKOS

ATHENS, Greece, March 22, 2012 — Capital Product Partners L.P. (Nasdaq: CPLP) today announced that it secured employment for the M/T ‘Miltiadis M II’ and for the M/T ‘Amore Mio II’ and that it has sold the M/T ‘Attikos.’

In particular, the M/T ‘Miltiadis M II’ (162,397 dwt built 2006 by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea), was fixed at a gross daily charter rate of $18,250 to Capital Maritime for 12 months (+/- 30 days). The charter is expected to commence in March 2012. The Conflicts Committee of the Partnership unanimously approved the charter.

Also, the M/T ‘Amore Mio II’ (159,982 dwt, built 2001 by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea) has been chartered to BP Singapore Pte Ltd. (BP Singapore) for a minimum charter term of one year (+/- 30 days) and a maximum charter term of up to 2 years (+/- 30 days) commencing on March 5, 2012. The vessel had been under charter with Capital Maritime & Trading Corp. (Capital Maritime) as of December 2011 for 11-14 months at a net daily charter rate of $18,022. The vessel’s actual earnings under the new charter will be $18,325 net per day until December 2012, as the new net daily charter rate includes a compensation that Capital Maritime will pay to the Partnership for the vessel’s early redelivery in accordance with the terms of the charter party agreement with Capital Maritime. BP Singapore has the option to extend the charter for a second year.

Vessel Sale

The Partnership also announced today that it has sold the M/T ‘Attikos’ (12,000 dwt, built 2005 Baima Shipyard, PRC) to an unrelated third party. The proceeds from the sale were used to repay bank debt.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 26 vessels, including two VLCCs (Very Large Crude Carriers), four Suezmax crude oil tankers, 18 modern MR tankers, one small product tanker and one capesize bulk carrier. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com